RECEIVED
2006 MAY 12 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Grupo Dataflux, S.A. de C.V.

Date: April 26, 2006

06013362

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux / Universidad CNCI
Investor Relations

PROCESSED
MAY 15 2006
THOMSON
FINANCIAL

Universidad
CNCI

CNCI UNIVERSITY REPORTS 4Q05 RESULTS

-- The Company's Business Transformation to High-school and University Education Remains in Progress--
-- High-school and University Revenues Grew 28% in 2005--

Monterrey, N.L. Mexico, February 23, 2006 — The CNCI University, S.A. de C.V., (BMV: CNCI B) the Mexican education private company with the largest geographical reach in the country reported its fourth quarter 2005 results.

"We are glad to see the good numbers our High-school and University programs are registering. We remain in our business transformation from technical training to higher education, we know it will take one or two years to consolidate, nevertheless we know we are in the right track for success". Said Guillermo Enriquez, CNCI University's Dean.

4Q05 – Quarterly Results

Sales decreased 3% in 4Q05, from Ps$50.2 million to Ps$48.5 million pesos. Its gross income reached Ps$40.4 million growing 1% versus the same period 2004, and its gross margin grew from 80% to 83%. "Although our overall sales decreased in 3%, our key projects are showing growing results. Our higher education programs revenues grew 22%, and our franchise royalty-revenues grew 92%" commented Mr. Enriquez. Operating cash expenses did not show significant changes, recording Ps$34.1 million. EBITDA reached Ps$6.2 million, growing 1% versus 2004.

CNCI University's integral financing cost registered a positive balance of Ps$0.1 million pesos in 4Q05, for the same period 2004, the company recorded a cost of Ps$0.6 million. The University's net income cash was Ps$4.9 million.

UNIVERSIDAD CNCI S.A. DE C.V.
QUARTERLY INCOME STATEMENT
In Thousands of Pesos

	4Q04	4Q05	*Gwth %*
Sales	50,185	48,453	*-3%*
Gross Income	40,133	40,372	*1%*
EBITDA	6,158	6,247	*1%*
Net Income Cash	5,609	4,867	*-13%*

December 2005 – Accumulated Results

As of December 2005, sales decreased 9% to Ps$199.8 million pesos and gross income was recorded Ps$164.3 million. Its gross margin registered 82% coming from 80% in 2004. It cash operating expenses were Ps$143.7 million, leading to an EBITDA of Ps$20.6 million.

CNCI University's integral financing cost registered a balance of Ps$0.3 million, for the same period of 2004, the company registered a cost of Ps$2.7 million.

The CNCI University registered a CASH net income of Ps$16.3 million pesos for 2005.

UNIVERSIDAD CNCI S.A. DE C.V. ACCUMULATED INCOME STATEMENT In Thousands of Pesos			
	Dic 04	**Dic 05**	***Gwth %***
Sales	220,543	199,819	*-9%*
Gross Income	177,149	164,262	*-7%*
EBITDA	37,226	20,557	*-45%*
Net Income Cash	34,931	16,274	*-53%*

<u>The CNCI University's Branch Network</u>

The CNCI´s University network is currently composed of 115 locations (including 35 franchises) where Technical Training, High-school and University education is provided. As of the end of 2005 the company had 14,615 students enrolled on its own locations and 4,829 on franchised locations.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

<u>Company Profile</u>
The CNCI University, S.A. de C.V. is the Mexican Education company with the largest geographical reach in the country. Additionally, it holds a 100% investment in Todito Card; a leading prepaid Internet service provider and prepaid long distance service distributor.

# # #

Investor and Press Inquiries
Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091

UNIVERSIDAD CNCI S.A. DE C.V.
QUARTERLY INCOME STATEMENT
In Thousands of Pesos

	4Q04	4Q05	Gwth %
Sales	50,185	48,453	-3%
Cost of Goods Sold	(10,052)	(8,081)	-20%
Gross Income	**40,133**	**40,372**	1%
Operating Expenses	(33,975)	(34,125)	0%
Depreciation and Amortizations	(4,230)	(6,424)	52%
Operating Income	**1,928**	**(177)**	n.a.
EBITDA	6,158	6,247	1%
Financial Expenses, net	(171)	(545)	219%
FX Income, net	(9)	(168)	1767%
Monetary Position Gain, net	(446)	842	n.a.
	(626)	**129**	n.a.
Earnings After Financial Entries	**1,302**	**(48)**	n.a
Other income (expenses), net	(379)	(834)	120%
Other income (expenses), net - Non Cash	-	-	n.a.
Taxes	-	-	n.a.
Net Income	**923**	**(882)**	**n.a**
Net Income Cash	**5,609**	**4,867**	**-13%**

UNIVERSIDAD CNCI S.A. DE C.V.
ACCUMULATED INCOME STATEMENT
In Thousands of Pesos

	Dic 04	Dic 05	Gwth %
Sales	220,543.0	199,819.0	*-9%*
Cost of Goods Sold	(43,394.0)	(35,557.0)	*-18%*
Gross Income	**177,149.0**	**164,262.0**	***-27%***
Operating Expenses	(139,922.0)	(143,705.0)	*3%*
Depreciation and Amortizations	(21,484.0)	(19,833.0)	*-8%*
Operating Income	**15,743.0**	**724.0**	***-32%***
EBITDA	**37,226.0**	**20,557.0**	***-45%***
Financial Expenses, net	(734.0)	(1,417.0)	*93%*
FX Income, net	(27.0)	(169.0)	*526%*
Monetary Position Gain, net	(1,981.0)	1,255.0	*n.a.*
	(2,742.0)	**(331.0)**	***619%***
Earnings After Financial Entries	**13,001.0**	**393.0**	***587%***
Other income (expenses), net	(1,561.0)	(2,866.0)	*84%*
Other income (expenses), net - Non Cash	(44,900.0)	(298,767.0)	*565%*
Taxes	-	-	*n.a.*
Net income	**(33,460.0)**	**(301,240.0)**	***800%***
Net Income Cash	**34,931.0**	**16,274.0**	***-53%***

UNIVERSIDAD CNCI S.A. DE C.V.
BALANCE SHEET
In Thousands of Pesos

Assets		Dic 04	Dic 05	Gwth %
Current Assets:				
Cash	$	2,443	14,614	498%
Accounts Receivable		0	0	n.a.
Inventories		1,556	1,679	8%
Affiliated Companies		0	0	n.a.
Taxes Receivable		0	0	n.a.
Other Accounts Receivable		32,678	34,020	4%
Temporary Investments (Todito)		329,125	12,074	-96%
Current Assets	**$**	**365,802**	**62,387**	**-83%**
Other Accounts Receivable		55,564	36,749	-34%
Fixed Assets, Net		97,483	136,453	40%
Deferred Assets		5,203	5,077	-2%
Deferred Taxes		17,256	21,656	25%
Total Assets	**$**	**541,308**	**262,322**	**-52%**
Liabilities and Equity				
Short Term Liabilities:				
Bank Loans	$	0	0	n.a.
Accounts Payable		32,695	39,463	21%
Other Accounts Payable		9,793	12,471	27%
Taxes and Ints. Payable		7,125	0	n.a.
Deferred Liabilities		0	0	n.a.
Short Term Liabilities	**$**	**49,613**	**51,934**	**5%**
Bank Loans	$	0	0	n.a.
TV Azteca Loan		15,928	1,419	-91%
Long Term Liabilities		50,919	89,290	75%
Total Liabilities	**$**	**116,460**	**142,643**	**22%**
Equity	$	46,245	44,753	-3%
Equity Inflationary Adjustment		42,649	44,141	3%
Premium on Stock's Suscription		441,909	442,520	0%
Inflationary Adjustment Deficit		-345,825	-354,544	3%
Retained Earnings		212,769	184,081	-13%
Reserve for Stock Repurchase Plan		23,904	23,133	-3%
Stocks Repurchased		-5,535	-5,356	-3%
Net Income		-33,460	-301,240	774%
Initial Accumulated Deferred Taxes Effect		42,192	42,191	0%
Total Equity	**$**	**424,848**	**119,679**	**-72%**
Total Liabilities and Equity	**$**	**541,308**	**262,322**	**-52%**

Grupo Dataflux, S.A. de C.V.

Date: May 03, 2006

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux / Universidad CNCI
Investor Relations

Universidad
CNCI

CNCI UNIVERSITY REPORTS 1Q06 RESULTS

-- The Company's Business Transformation from Technical Training to Higher Education Remains in Progress--

Monterrey, N.L. Mexico, May 03, 2006 — The CNCI University, S.A. de C.V., (BMV: CNCI B) the Mexican education private company with the largest geographical reach in the country reported its first quarter 2006 results.

"In this quarter, Mr. Carlos Melo took charge of the CEO position for the CNCI University. Mr. Melo has an extensive trajectory in the Education field in Mexico. He has held several positions in different organizations in educational, operating and management areas. This change is part of a series of events along the CNCI University's transformation from Technical Training to Higher Education. Mr. Melo's appointment is key for our Institution, we are quite enthusiastic with it and feel confident that he will lead our organization to higher management and educational standards" said Mrs. Celestina Aguilar, CNCI University's Corporate CFO.

1Q06 – Quarterly Results

Sales decreased 9% in 1Q06, from Ps$53.9 million to Ps$48.9 million pesos. Its gross income reached Ps$40.1 million, decreasing 9% versus the same period 2005, and its gross margin remained at 82%. Operating cash expenses increased 1%, from Ps$36.4 million to Ps$36.9 million. EBITDA reached Ps$3.2 million.

The CNCI University's integral financing cost registered a positive balance of Ps$0.1 million pesos in 1Q06, for the same period 2005, the company recorded a cost of Ps$0.7 million.

The University's net income cash was Ps$2.4 million.

UNIVERSIDAD CNCI S.A. DE C.V.
QUARTERLY INCOME STATEMENT
In Thousands of Pesos

	1Q05	**1Q06**	***Gwth %***
Sales	53,901	48,938	*-9%*
Gross Income	43,963	40,083	*-9%*
EBITDA	7,524	3,157	*-58%*
Net Income Cash	6,665	2,373	*-64%*

The CNCI University's Branch Network

The CNCI's University network is currently composed of 115 locations (including 38 franchises) where Technical Training, High-school and University education is provided. As of the first quarter

of 2006 the company had 15,526 students enrolled on its own locations and 5,219 on franchised locations.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

Company Profile
The CNCI University, S.A. de C.V. is the Mexican Education company with the largest geographical reach in the country. Additionally, it holds a 100% investment in Todito Card; a leading prepaid Internet service provider and prepaid long distance service distributor.

\# # #

Investor and Press Inquiries
Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091

UNIVERSIDAD CNCI S.A. DE C.V.
QUARTERLY INCOME STATEMENT
In Thousands of Pesos

	1Q05	1Q06	*Gwth %*
Sales	53,901	48,938	*-9%*
Cost of Goods Sold	(9,938)	(8,855)	*-11%*
Gross Income	**43,963**	**40,083**	*-9%*
Operating Expenses	(36,439)	(36,926)	*1%*
Depreciation and Amortizations	(4,119)	(3,846)	*-7%*
Operating Income	**3,406**	**(689)**	*n.a.*
EBITDA	7,524	3,157	*-58%*
Financial Expenses, net	(256)	(417)	*63%*
FX Income, net	(4)	81	*n.a.*
Monetary Position Gain, net	(433)	411	*n.a.*
	(693)	**76**	*n.a.*
Earnings After Financial Entries	**2,713**	**(613)**	*n.a*
Other income (expenses), net	(603)	(367)	*-39%*
Other income (expenses), net - Non Cash	-	-	*n.a.*
Taxes	-	-	*n.a.*
Net Income	**2,110**	**(981)**	***n.a***
Net Income Cash	**6,665**	**2,373**	***-64%***

UNIVERSIDAD CNCI S.A. DE C.V.
BALANCE SHEET
In Thousands of Pesos

Assets		Mar 05	Mar 06	Gwth %
Current Assets:				
Cash	$	6,517	15,077	131%
Accounts Receivable		0	0	n.a.
Inventories		1,462	1,651	13%
Affiliated Companies		0	0	n.a.
Taxes Receivable		1,139	0	n.a.
Other Accounts Receivable		30,909	12,975	-58%
Temporary Investments (Todito)		313,867	12,075	-96%
Current Assets	**$**	**353,894**	**41,777**	**-88%**
Other Accounts Receivable		55,607	36,749	-34%
Fixed Assets, Net		95,478	143,712	51%
Deferred Assets		5,996	13,579	126%
Deferred Taxes		21,567	21,656	0%
Total Assets	**$**	**532,541**	**257,473**	**-52%**
Liabilities and Equity				
Short Term Liabilities:				
Bank Loans	$	0	0	n.a.
Accounts Payable		38,881	43,804	13%
Other Accounts Payable		18,206	13,412	-26%
Taxes and Ints. Payable		0	7,180	n.a.
Deferred Liabilities		0	1,808	n.a.
Short Term Liabilities	**$**	**57,087**	**66,205**	**16%**
Bank Loans	$	0	0	n.a.
TV Azteca Loan		1,468	1,419	-3%
Long Term Liabilities		46,984	70,498	50%
Total Liabilities	**$**	**105,539**	**138,122**	**31%**
Equity	$	46,421	44,753	-4%
Equity Inflationary Adjustment		43,385	44,912	4%
Premium on Stock's Suscription		447,034	446,509	0%
Inflationary Adjustment Deficit		-352,055	-358,032	2%
Retained Earnings		179,499	-118,144	-166%
Reserve for Stock Repurchase Plan		23,923	23,133	-3%
Stocks Repurchased		-5,539	-5,356	-3%
Net Income		2,110	-981	-146%
Initial Accumulated Deferred Taxes Effect		42,225	42,557	1%
Total Equity	**$**	**427,003**	**119,351**	**-72%**
Total Liabilities and Equity	**$**	**532,541**	**257,473**	**-52%**